MICHAEL W. UPCHURCH	PHONE: (816) 983-1827
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER	EMAIL: MUpchurch@KCSouthern.com
May 12, 2010
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Kansas City Southern
Form 10-K for the year ended December 31, 2009
Filed February 12, 2010
File No. 001-04717
Dear Ms. Cvrkel:
We respectfully submit the following response to the comment in your letter dated May 7, 2010 (which has been reproduced in the body of our response in italics).
Form 10-K for the year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
— Critical Accounting Policies and Estimates, page 43
We note your response to our prior comment number 4 in which you explain the various facts and circumstances considered in determining that a change in the useful lives of your concession assets was appropriate during the fourth quarter of 2009. In addition to the description of the change in estimated useful lives of the concession assets that you have agreed to provide in your 2010 Form 10-K, please also expand the disclosures provided in your critical accounting policies in future filings to explain in further detail the various facts and circumstances that were considered in determining that it was appropriate to extend the useful life of the concession assets for an additional fifty year period. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 4.
In our 2010 Form 10-K, we will expand the disclosures in our critical accounting policies to explain in further detail the facts and circumstances considered in evaluating the useful lives of concession assets.
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The Company has carefully considered the comment and view expressed in your letter and believes your comment will improve our future disclosures. We believe that our response fully responds to the comment provided, and we do not believe that this inquiry or response indicates the existence of any deficiency in financial reporting controls and procedures.
We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss this item further or need additional information, please feel free to call me at (816) 983-1827.
Sincerely,

/s/ Michael W. Upchurch
Michael W. Upchurch
Executive Vice President and Chief Financial Officer

Cc: Mary K. Stadler — Senior Vice President and Chief Accounting Officer